Exhibit 12.1

NATIONAL CINEMEDIA, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Six Months Ended June 28, 2012		Six Months Ended June 30, 2011		Year Ended Dec. 29, 2011		Year Ended Dec. 30, 2010		Year Ended Dec. 31, 2009		Year Ended Jan. 1, 2009		Post-IPO Period Feb. 13, 2007 Through Dec. 27, 2007		Pre-IPO Period Dec. 29, 2006 Through Feb. 12, 2007
Earnings:
Income (loss) before income taxes	$5.2		$42.9		$134.8		$140.7		$130.1		$95.9		$113.7		$(4.2)
Fixed charges	28.0		22.2		50.5		49.7		40.1		66.0		48.0		0.1
Equity loss from investment, net	—		—		—		0.7		0.8		—		—		—

Total Earnings	$33.2		$65.1		$185.3		$191.1		$171.0		$161.9		$161.7		$(4.1)

Fixed Charges:
Interest expense	$26.6		$21.4		$48.2		$47.8		$38.2		$64.1		$46.3		$0.1
Amortized premiums, discounts and capitalized expenses related to indebtedness	1.4		0.8		2.3		1.9		1.9		1.9		1.7		—

Total Fixed Charges	$28.0		$22.2		$50.5		$49.7		$40.1		$66.0		$48.0		$0.1

Ratio of earnings to fixed charges	1.2	x	2.9	x	3.7	x	3.8	x	4.3	x	2.5	x	3.4	x	*

*	During the period December 29, 2006 through February 12, 2007, earnings were deficient by $4.2 million regarding the coverage of fixed charges.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus equity loss from investment, net and fixed charges, and fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness.